Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

J. C. Penney Corporation, Inc.
Benefit Plan Investment Committee,
Benefits Administration Committee, and
Human Resources Committee:

We consent to the incorporation by reference in the registration statement (No. 333-33343) on Form S-8 of J. C. Penney Company, Inc. of our report dated June 27, 2014, with respect to the statement of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2014 annual report for Form 11-K of the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan.
/s/ KPMG LLP
Dallas, Texas
June 26, 2015